Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

September 21, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amy Geddes

Re:	Bull Horn Holdings Corp.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted August 21, 2020
CIK No. 0001759186

Dear Ms. Geddes:

Bull Horn Holdings Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 10, 2020, regarding the Amendment No. 3 to Draft Registration Statement on Form S-1 submitted to the Commission on August 21, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s live filed Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form S-1 DRS/A filed August 21, 2020

Summary Financial Data, page 17

1.	Your narrative descriptions in the footnotes to the table presented here indicate the “As Adjusted” column considers actual shareholders' equity ($15,425), the unit offering ($75 million), private placement warrants ($3 million), cash held outside the trust account ($1 million), and deferred underwriting costs ($2.25 million). It appears the “As Adjusted” column represents the aggregation of the adjustments as opposed to June 30, 2020 actual figures adjusted to represent the impact of the offering. Please revise or advise.

Response: Management notes that the footnotes to the table specifically state that the “as adjusted” calculation equals actual shareholders’ equity of $15,245 as of June 30, 2020, plus $75,000,000 in cash that will be held in trust from the proceeds of this offering and the sale of the private warrants, plus $1,000,000 in cash held outside the trust accounts, less $2,250,000 of deferred underwriting commissions. Management notes that by stating the “as adjusted” equals the sum of these amounts, the reader can recalculate the amount disclosed in the table, as noted below:

 Ms. Amy Geddes

September 21, 2020

Cash to be held in trust from proceeds of offering and sale of private warrants	75,000,000
Cash held outside trust account	1,000,000
Deferred underwriting commission	(2,250,000)
Actual Shareholders' Equity at June 30, 2020	15,245
Total Working Capital	73,765,245

2.	It appears that your narrative identifies that working capital and net assets include $1 million held outside the trust and $3 million in private placement notes, but does not indicate that it also includes the underwriting discount and offering expenses, aggregating $2 million. Please revise this discussion to either state that it includes net proceeds of $76 million or include disclosure that the underwriting discount of $1.5 million and offering expenses of $0.5 million are considered in this calculation.

Response: Management notes that the Company discloses that working capital includes the $75,000,000 of cash to be held in the trust account plus $1,000,000 of cash to be held outside of the trust account (for an aggregate of $76,000,000). Such amount is net of the offering expenses and underwriting discounts paid. Since the offering expenses and underwriting discounts are considered paid, they would not be available for working capital purposes and, therefore, would not be included in the calculation of working capital.

3.	Please also revise your disclosure to specify that the $1 million held outside the trust is included in the gross proceeds of the unit offering and private placement warrants.

Response: Management has revised its disclosure as requested by the Staff.

4.	Finally, please support the inclusion of the June 30, 2020 equity balance of $15,245 in the As Adjusted working capital and total asset balances as of June 30, 2020.

Response: Management included such amount as it represents the historical activity of the Company and would not be eliminated upon the closing of the offering. Since such amount is historical and actual in nature, it would be reflected in the ongoing operations and results of the Company and, therefore, should be included in the As Adjusted presentation.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar
Robert Striar, Chief Executive Officer Bull Horn Holdings Corp.

cc: Stuart Neuhauser, Esq.